UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 14, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press   **ANGLOGOLD   ASHANTI   TO   SELL   MINING   AREA   TO BLYVOORUITZICHT GOLD MINING COMPANY**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

14 July 2011

ANGLOGOLD ASHANTI TO SELL MINING AREA TO BLYVOORUITZICHT GOLD MINING COMPANY

AngloGold Ashanti confirms that it has offered to sell to Blyvooruitzicht Gold Mining Company, subject to the finalisation of a binding agreement, some 390,000 square metres of its neighbouring Savuka mining area for a consideration of R35 million. The area offered for sale is not within AngloGold Ashanti's current mine plan. Pending the signing of the sale agreement and securing of the necessary regulatory approvals, Blyvoor will mine the area under contract.

Given the potential losses in jobs and community livelihoods that would follow should Blyvoor be unable to sustain its operations, AngloGold Ashanti believes that the transaction offers a "win-win" for both companies and the communities in which they operate.

ENDS

<u>Contacts</u>

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 14, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary